Exhibit 5.1

3400 One First Canadian Place, PO Box 130 Toronto, Ontario, Canada M5X 1A4 Tel: 416.863.1200 Fax: 416.863.1716 www.bennettjones.ca

Gary Solway

Direct Line: 416.777.6555

e-mail: solwayg@bennettjones.ca

September 27, 2007

Cognos Incorporated

3755 Riverside Drive

P.O. Box 9707, Station T

Ottawa, Ontario

K1G 4K9

Dear Sirs/Mesdames:

Re:	Cognos Incorporated

We are Ontario counsel for Cognos Incorporated (the “Company”). The Company recently amended its 2003 – 2016 Cognos Incorporated Stock Option Plan (the “Option Plan”) to provide, among other things, for the reservation of additional one million common shares of the Company (the “Additional Common Shares”) for issuance pursuant to the Option Plan.

We have made such investigations and have examined such corporate records of the Company and other documents as we considered necessary or relevant for our opinion, including:

1.	certified copies of the articles of incorporation and by-laws of the Company and of the Option Plan which have been certified by the Assistant Secretary of the Company as true copies of the originals;

2.

certified copies of the resolutions of the Company’s Board of Directors and Shareholders approving amendments to the Option Plan which have been certified as to their effectiveness by the Assistant Secretary of the Company; and

3.	a certificate of compliance dated September 26, 2007 in respect of the Company pursuant to the Canada Business Corporations Act (the “Certificate of Compliance”).

For the purposes of this opinion, we have assumed, with respect to all documents examined by us, the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, notarial or photostatic copies. We have also assumed that the certificates of the Assistant Secretary and Certificate of Compliance continue to be accurate as of the date hereof.

C A L G A R Y	• T O R O N T O	• E D M O N T O N

September 27, 2007

Page Two

The opinions set forth below are limited to the laws of the Province of Ontario and the laws of Canada applicable therein, as of the date hereof. In expressing the opinion in paragraph 1 below, we have relied, without independent investigation, upon the Certificate of Compliance.

Based on and subject to the foregoing, we are of the opinion that:

1.	The Company is incorporated and existing under the laws of Canada.

2.

The Company has taken all necessary corporate action to reserve and allot the Additional Common Shares issuable upon the exercise of options granted pursuant to the Option Plan, and the Additional Common Shares, when issued in accordance with the terms and conditions of the Option Plan, will be validly issued as fully paid and non-assessable shares of the Company.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Company's Registration Statement on Form S-8 proposed to be filed with the United States Securities and Exchange Commission on or about the date hereof.

Yours truly,

/s/ Bennett Jones LLP